UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                          For the month of August 2006

                              STRATA OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M O3K
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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Appointment of New Director

On August 3, 2006 Strata Oil & Gas Inc., a Canadian corporation, appointed Mr. Duncan Budge to the Board of Directors. Mr. Budge, age 55, is a professional accountant who owned and operated his own Chartered Accounting firm from 1990 to 2001. Since 2001, he has worked as an independent financial consultant to firms in a variety of industries. Mr. Budge has a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accounting designation in 1977. Mr. Budge does not currently hold a Chartered Accountant designation but is in the process of renewing his designation. Since the fall of 2004 he has also been the Chief Financial Officer of Xemplar Energy Corp and since October 2005 has served on the board of Patriot Gold Corp., a publicly traded gold exploration company.

Also on August 3, 2006, Mr. Scott Praill resigned from the Board of Directors of the Company.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                           STRATA OIL & GAS INC.

                                           By: __/s/__________
                                           Name: Manny Dhinsa
                                           Title: President

Date:    August 3, 2006